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3/18/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 44963

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



MAR 0 1 2002
143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2001** AND ENDING **DECEMBER 31, 2001**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gardnyr Michael Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 Montlimar Drive, Suite 510
(No. and Street)

Mobile	Alabama	36609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pfilip G. Hunt, Jr., President — 334-342-6384
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graham, Cottrill, Jackson, Batts & Hostetter, P.A.
(Name - *if individual state last, first, middle name*)

110 East Hillcrest Street	Orlando	Florida	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

AM
3/18/2002

OATH OR AFFIRMATION

I, Pfilip G. Hunt, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Gardnyr Michael Capital, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) *Information Relating to the Possession or Control Requirements Under Rule 15c3-3.*
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAHAM, COTTRILL, JACKSON, BATTS & HOSTETTER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
110 EAST HILLCREST STREET
ORLANDO, FLORIDA 32801

(407) 843-1681
(800) 342-2720
FACSIMILE (407) 423-3156
www.gccpa.com

The Board of Directors
Gardnyr Michael Capital, Inc.
Mobile, Alabama

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Gardnyr Michael Capital, Inc. (the "Company") as of December 31, 2001, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gardnyr Michael Capital, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have also issued a report dated February 22, 2002, on our consideration of the Company's internal control.



GRAHAM, COTTRILL, JACKSON, BATTS & HOSTETTER, P.A.

February 22, 2002

GARDNYR MICHAEL CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

ASSETS:	
Cash and cash equivalents	$243,677
Marketable securities, at market value	21,678
Receivable from clearing organization	355,915
Office equipment, net of accumulated depreciation	14,970
Other assets	2,067
Total assets	$638,307

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$245,766
Total liabilities	245,766
STOCKHOLDERS' EQUITY:	
Common stock; par value $1.00 per share; 50,000 shares authorized; 2,000 shares issued and outstanding	2,000
Paid-in capital	73,527
Retained earnings	317,014
Total stockholders' equity	392,541
Total liabilities and stockholders' equity	$638,307

The Accompanying Notes Are An Integral
Part Of These Financial Statements

GARDNYR MICHAEL CAPITAL, INC.

STATEMENT OF INCOME
For The Year Ended December 31, 2001

REVENUES:	
Trading income	$1,412,650
Underwriting income	355,914
Commission income	301,933
Investment advisory fees	1,026,279
Total revenues	3,096,776
EXPENSES:	
Clearing charges	40,127
Commissions	1,274,384
Employee compensation and benefits	718,626
Interest expense	6,257
Professional fees	286,036
Regulatory dues and assessments	5,349
Other	462,987
Total expenses	2,793,766
INCOME FROM OPERATIONS	303,010
INTEREST INCOME	15,187
NET INCOME	$ 318,197

The Accompanying Notes Are An Integral
Part Of These Financial Statements

GARDNYR MICHAEL CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For The Year Ended December 31, 2001

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholders' Equity
BALANCE, December 31, 2000	$2,000	$73,527	$ 375,217	$ 450,744
Stockholder distributions	—	—	(376,400)	(376,400)
Net income	—	—	318,197	318,197
BALANCE, December 31, 2001	$2,000	$73,527	$ 317,014	$ 392,541

The Accompanying Notes Are An Integral
Part Of These Financial Statements

GARDNYR MICHAEL CAPITAL, INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from customers	$ 2,740,861
Cash paid for operating expenses	(2,564,432)
Interest received	15,187
Interest paid	(6,257)
Net cash flows from operating activities	185,359
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of office equipment	(4,454)
Net cash flows from investing activities	(4,454)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Stockholder distributions	(296,400)
Net cash flows from financing activities	(296,400)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(115,495)
CASH AND CASH EQUIVALENTS - Beginning of year	359,172
CASH AND CASH EQUIVALENTS - End of year	$ 243,677
RECONCILIATION OF NET INCOME TO NET CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 318,197
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	7,297
Change in marketable securities	22,000
Change in receivable from clearing organization	(355,915)
Change in accounts payable and accrued expenses	193,780
Total adjustments	(132,838)
NET CASH FLOWS FROM OPERATING ACTIVITIES	$ 185,359

NONCASH FINANCING ACTIVITY:

During the year ended December 31, 2001, the Company offset a stockholder receivable in the amount of $80,000 against stockholder distributions.

The Accompanying Notes Are An Integral
Part Of These Financial Statements

GARDNYR MICHAEL CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE A - ORGANIZATION:

Gardnyr Michael Capital, Inc. (the "Company") is an underwriter, financial advisor and broker/dealer in municipal securities, U.S. agency securities, mutual funds, and equity securities. The Company utilizes a clearing bank for the clearance and settlement of transactions. The Company is licensed in Alabama, Florida, Georgia, New Jersey and New York.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES:

Revenue recognition: Securities transactions (and related commission revenue and expenses, if applicable) are recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is complete and the income is reasonably determinable. Finance advisory fees are recorded as the services are performed.

Cash and cash equivalents: For purposes of the statement of cash flows, cash and cash equivalents include all highly liquid investments with original maturities of three months or less.

Depreciation: Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method.

Income taxes: Pursuant to Section 1362(a) of the Internal Revenue Code, effective January 1, 1994, the Company elected to be taxed as an S Corporation, whereby income or losses are passed through the Company to the individual stockholders. Accordingly, no provision for income taxes has been presented in the accompanying financial statements.

Use of estimates: Management uses estimates and assumptions in preparing financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from these estimates.

Financial instruments with off-balance sheet risk: In the normal course of its business, the Company conducts buy/sell securities transactions through a clearing broker/dealer on behalf of itself. The clearing broker/dealer extends credit to the Company for purchase of the securities until their sale, usually one day later. The Company's exposure to credit loss is represented by the contractual accounts of those securities. There was no credit risk exposure at December 31, 2001.

NOTE C - CONCENTRATION OF CREDIT RISK:

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE D - MARKETABLE SECURITIES:

Marketable securities owned by the Company, consisted of municipal obligations carried at quoted market values of $21,678.

GARDNYR MICHAEL CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE E - OFFICE EQUIPMENT:

Office equipment consisted of the following:

Category	Cost
Office equipment	$ 61,572
Less: Accumulated depreciation	(46,602)
Net office equipment	$ 14,970

Depreciation expense for the year ended December 31, 2001 was $7,297.

NOTE F - SAVINGS PLAN:

In 1995, the Company adopted a Section 401(k) savings plan (the "Plan") covering substantially all employees of the Company. Under provisions of the Plan, employees may contribute up to 15% of their annual compensation on a pre-tax basis, subject to limits specified in the Internal Revenue Code. The Company may make, at the discretion of the stockholders, matching contributions within various limits specified by the Internal Revenue Code. The Company made no contributions under the Plan for the year ended December 31, 2001.

NOTE G - CLEARING BROKER/DEALER:

The Company utilizes a clearing agency to process securities trading activities. The Company had a debit balance of $197,435 held by the clearing agency at December 31, 2001, which is included in cash and cash equivalents on the accompanying statement of financial condition.

NOTE H - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the above rule, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $373,321 which was $273,321 in excess of its required net capital of $100,000. The Company's net capital ratio was .66 to 1 at December 31, 2001.

In addition, rule 15c3-1(d) provides that the ratio of the subordinated liabilities to net capital not exceed 1.43 to 1. There is no computation required under this rule as the Company had no subordinated liabilities at December 31, 2001.

NOTE I - CONTINGENCIES:

The Company is named as a co-defendant in a lawsuit filed in Collier County, Florida. The suit seeks compensatory and punitive damages, in addition to attorney's fees and other costs in excess of $15,000. The suit claims breach of contract, conversion, fraud and violation of the Florida Securities and Investor Protection Act. Management intends to continue to vigorously defend the action. Counsel for the Company is unable to evaluate the likelihood of an unfavorable outcome or the amount or range of potential loss as a result of the limited progress of the case to date. Therefore, no loss contingency has been reflected in the accompanying financial statements.

GARDNYR MICHAEL CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE I - CONTINGENCIES (Continued):

The Company is also named as a co-defendant in a lawsuit filed in Mobile County, Alabama. The suit seeks compensatory damages, restitution, and punitive damages in excess of $10,000. The suit claims breach of contract, imposition of a constructive trust and request for an accounting, unjust enrichment and breach of fiduciary duty. Management intends to continue to vigorously defend the action. Counsel for the Company is unable to evaluate the likelihood of an unfavorable outcome or the amount or range of potential loss as a result of the limited progress of the case to date. Therefore, no loss contingency has been reflected in the accompanying financial statements.

NOTE J - CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

The Company was not obligated under any liabilities subordinated to claims of general creditors at December 31, 2001.

GARDNYR MICHAEL CAPITAL, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2001

NET CAPITAL:	
Total stockholders' equity	$ 392,541
Less: Stockholders' equity not allowable for net capital	—
Total stockholders' equity qualified for net capital	392,541
Deductions and/or charges:	
Non-allowable assets:	
Office equipment, net	(14,970)
Other assets	(2,067)
Net capital before haircuts on securities positions	375,504
Haircuts on securities positions (computed, where applicable, pursuant to rule 15c3-1)	(2,183)
Net capital	$ 373,321
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 245,766
Total aggregate indebtedness	$ 245,766
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 100,000
Excess net capital at 1,500%	$ 273,321
Excess net capital at 1,000%	$ 348,744
Ratio: Aggregate indebtedness to net capital	.66 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2001):	
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 452,072
Decrease in non-allowable assets	473,204
Net audit adjustments	(551,955)
Net capital per above	$ 373,321

GARDNYR MICHAEL CAPITAL, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2001

The Company is exempt from the reserve requirements under Rule 15c3-3 as of December 31, 2001, since the Company is in compliance with the exemptive provisions of rule 15c3-3(k)(2)(I), including depositing any customer funds directly into a special bank account for the exclusive benefit of customers.

GARDNYR MICHAEL CAPITAL, INC.

SCHEDULE III - POSSESSION OR CONTROL REQUIREMENTS PURSUANT
TO RULE 15c3-3
December 31, 2001

The Company is in compliance with the conditions of exemption of the possession and control requirements set forth in rule 15c3-3 at December 31, 2001. The Company did not hold any position with respect to fully-paid or excess margin securities as specified by the above referenced rule.

GRAHAM, COTTRILL, JACKSON, BATTS & HOSTETTER, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
110 EAST HILLCREST STREET
ORLANDO, FLORIDA 32801

(407) 843-1681
(800) 342-2720
FACSIMILE (407) 423-3156
www.gccpa.com

The Board of Directors
Gardnyr Michael Capital, Inc.
Winter Park, Florida

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Gardnyr Michael Capital, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5 (Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



GRAHAM, COTTRILL, JACKSON, BATTS & HOSTETTER, P.A.

February 22, 2002